UDR, INC.

1745 Shea Center Drive, Suite 200

Highlands Ranch, Colorado 80129

May 6, 2022

VIA EDGAR

Ms. Catherine De Lorenzo

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:UDR, Inc.

Registration Statement on Form S-3 (File No. 333-264507)

Dear Ms. De Lorenzo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UDR, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-264507), to 4:00 p.m., Eastern Time, on May 10, 2022, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Andrew P. Campbell of Morrison & Foerster LLP at (202) 887-1584.

Very truly yours,

UDR, Inc.

By: /s/ David G. Thatcher

Name: David G. Thatcher

Title:	Senior Vice President – General Counsel